SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                     CUNNINGHAM GRAPHICS INTERNATIONAL, INC.

                       (Name of Subject Company (Issuer))

                         AUTOMATIC DATA PROCESSING, INC.

                                       and

                              FIS ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))

                           Common Stock, No Par Value

                         (Title of Class of Securities)

                                    231157108

                      (CUSIP Number of Class of Securities)

                              James B. Benson, Esq.
                         Automatic Data Processing, Inc.
                                One ADP Boulevard
                           Roseland, New Jersey 07068
                                 (973) 974-5000

                                   Copies to:

                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

-----------------------------------               ------------------------------
Transaction valuation* $135,625,578               Amount of Filing Fee** $27,125
-----------------------------------               ------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 5,757,606 shares of common stock, no par value, of Cunningham Graphics International, Inc., (ii) the tender offer price of $22.00 per share, and (iii) 407,193 options to acquire shares with an aggregate value of $3,257,544.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:            $27,125
             Form or Registration No.:          Schedule TO
             Filing Party:                      Automatic Data Processing, Inc.
             Date Filed:                        May 11, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

---------------------                                      ---------------------
 CUSIP No. 231157108                                         Page 2 of 7 Pages
---------------------                                      ---------------------

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on May 11, 2000 (the "Schedule TO") by Automatic Data Processing, Inc., a Delaware corporation ("Parent"), and FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of ADP (the "Purchaser"), as amended by Amendment No. 1 to the Schedule TO filed with the Commission on May 18, 2000 by Parent and the Purchaser ("Amendment No. 1"). The Schedule TO and Amendment No. 1 relate to the offer by the Purchaser to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Cunningham Graphics International, Inc., a New Jersey corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 is being filed on behalf of Purchaser and Parent. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase, the Schedule TO and Amendment No. 1.

ITEM 2.  SUBJECT COMPANY INFORMATION.

Item 2 of the Schedule TO is hereby amended and supplemented to include the following information:

         Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted from the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the "Company 10-Q"). More comprehensive financial information is included in the Company 10-Q, the Company 10-K and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such information. The Company 10-Q, the Company 10-K and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 8 of the Offer of Purchase under "Available Information."

                     CUNNINGHAM GRAPHICS INTERNATIONAL, INC.

                         SELECTED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        Three Months Ended
                                                           (unaudited)
                                                    March 31,        March 31,
                                                      2000             1999
                                                  -------------    -------------
Operating Information:
---------------------
Net sales.......................................     $42,994          $18,301
Cost of production..............................      29,296           12,251
Selling, general and administrative expenses....       7,161            2,965
Depreciation and amortization...................       1,660              762
Operating income................................       4,877            2,323
Interest income (expense).......................      (1,325)             (42)
Other income....................................         130               13
Income before income taxes......................       3,682            2,294
Income tax provision............................       1,223              899
Net income......................................      $2,459           $1,395

---------------------                                      ---------------------
 CUSIP No. 231157108                                         Page 3 of 7 Pages
---------------------                                      ---------------------

                                                        Three Months Ended
                                                           (unaudited)
                                                    March 31,        March 31,
                                                      2000             1999
                                                  -------------    -------------

Basic earnings per share........................       $0.43            $0.25
Diluted earnings per share......................       $0.42            $0.25

                                                      At               At
                                                March 31, 2000 December 31, 1999
                                                -------------- -----------------
                                                  (unaudited)
Balance Sheet Information:
-------------------------
Current assets..................................   $  44,431       $  37,151
Total assets....................................     140,853         132,372
                                                   =========       =========
Current liabilities.............................   $  31,865       $  31,109
Long-term debt, net of current portion..........       7,117           7,844
Revolving line of credit, net of current portion      44,211          38,419
Obligations under capital leases, net of current
portion.........................................       5,651           5,689
Deferred income taxes...........................       3,175           3,176
Common stock....................................      36,332          36,003
Accumulated other comprehensive income
(loss)..........................................         380             469
Retained earnings...............................      12,122           9,663
                                                   ---------       ---------
Stockholders' equity............................   $  48,834       $  46,135
                                                   ---------       ---------
                                                   $ 140,853       $ 132,372
                                                   =========       =========

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

         The Purchaser acknowledges, and will comply with, the Commission's view that all conditions to the Offer, other than required regulatory approvals, must be satisfied or waived on or before the Expiration Date.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO is hereby amended and supplemented to include the following information:

         In connection with the execution of the MOU described below, on June 1, 2000, Parent, Purchaser and the Company amended the Merger Agreement to reduce the aggregate amount of the Termination Fee payable under the circumstances described in Section 12 of the Offer to Purchase under "The Merger Agreement--Fees and Expenses" by reducing the "termination fee" from $4,000,000 to $2,500,000 and by reducing the amount of the limit on the fees and expenses of Parent and Purchaser related to the Offer, the Merger Agreement and the transactions contemplated thereby that may be reimbursed by the Company from $1,000,000 to $750,000.

---------------------                                      ---------------------
 CUSIP No. 231157108                                         Page 4 of 7 Pages
---------------------                                      ---------------------

         Reference is made to the description of the proposed divestiture of the Designated Business in Section 12 of the Offer to Purchase under "The Merger Agreement--Designated Business." The Designated Business is Bengal Graphics, Inc. The proposed acquirors of the Designated Business are its former owners who sold the Designated Business to the Company in 1999. None of the proposed acquirors is an officer, director or affiliate of the Company. However, one of the proposed acquirors (who is a former owner of the Designated Business) is currently employed as Senior Vice President of the Designated Business. In addition, no officer, director or affiliate of the Company will receive a personal benefit, directly or indirectly, from the sale of the Designated Business pursuant to the Subsidiary Agreement.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

         On June 1, 2000, Parent, Purchaser and the parties to the Actions entered into a Memorandum of Understanding (the "MOU") which sets forth their agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth therein, which conditions include (i) court approval, (ii) the execution of an appropriate stipulation of settlement and (iii) the closing of the Merger.

         The MOU provides for, among other things, the amendment of the Merger Agreement and the disclosure by Parent of certain information, each to the extent set forth elsewhere in this Amendment No. 2. Parent and Purchaser have also agreed in the MOU not to oppose the application by plaintiff's counsel in the Actions for fees of up to $390,000.

ITEM 12. EXHIBITS.

         (a)(5)(C) Form of Memorandum of Understanding signed by Kenneth Sherman, Nat Orme, Michael R. Cunningham, Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss, Cunningham Graphics International, Inc., Automatic Data Processing, Inc. and FIS Acquisition Corp.

         (d)(11) First Amendment, dated as of June 1, 2000, to the Agreement and Plan of Merger, dated as of May 2, 2000, by and among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.

---------------------                                      ---------------------
 CUSIP No. 231157108                                         Page 5 of 7 Pages
---------------------                                      ---------------------

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2000

                                          AUTOMATIC DATA PROCESSING, INC.

                                          By: /s/ James B. Benson
                                              -------------------
                                              Name:  James B. Benson
                                              Title: Corporate Vice President


                                          FIS ACQUISITION CORP.

                                          By: /s/ James B. Benson
                                              -------------------
                                              Name:  James B. Benson
                                              Title: President

---------------------                                      ---------------------
 CUSIP No. 231157108                                         Page 6 of 7 Pages
---------------------                                      ---------------------

                                INDEX TO EXHIBITS

Exhibit Number      Description
--------------      -----------
*(a)(1)(A)          Offer to Purchase, dated as of May 11, 2000

*(a)(1)(B)          Form of Letter of Transmittal

*(a)(1)(C)          Form of Notice of Guaranteed Delivery

*(a)(1)(D)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees

*(a)(1)(E)          Form of Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)          Guidelines for Certification of taxpayer Identification
                    Number on Substitute Form W-9

*(a)(1)(G)          Text of press release issued by Automatic Data Processing,
                    Inc. on May 3, 2000

*(a)(1)(H)          Summary Advertisement, published May 11, 2000

*(a)(5)(A)          Complaint of Kenneth Sherman against Michael R. Cunningham,
                    Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold
                    Spinner, Stanley Moss and Cunningham Graphics International,
                    Inc., filed in the Chancery Division of the Superior Court of New Jersey for Hudson County on May 5, 2000

*(a)(5)(B)          Complaint of Nat Orme against Michael R. Cunningham, Gordon
                    Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner,
                    Stanley Moss and Cunningham Graphics International, Inc., filed in the Chancery Division of the Superior Court of New
                    Jersey for Hudson County on May 5, 2000

(a)(5)(C) Form of Memorandum of Understanding signed by Kenneth Sherman, Nat Orme, Michael R. Cunningham, Gordon Mays, Laurence Gerber, James J. Cunningham, Arnold Spinner, Stanley Moss, Cunningham Graphics International, Inc., Automatic Data Processing, Inc. and FIS Acquisition Corp.

*(d)(1) Agreement and Plan of Merger, dated as of May 2, 2000, among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.

*(d)(2) Voting and Tender Agreement, dated as of May 2, 2000 among Automatic Data Processing, Inc., FIS Acquisition Corp. and the Shareholders listed therein

*(d)(3) Confidentiality Agreement, dated as of January 5, 2000, between Prudential Securities Incorporated, as agent for Cunningham Graphics International, Inc., and ADP Financial Information Services, Inc.

*(d)(4) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Gerald (L.J.) Baillargeon

--------------------
* Previously filed

---------------------                                      ---------------------
 CUSIP No. 231157108                                         Page 7 of 7 Pages
---------------------                                      ---------------------

*(d)(5) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Michael R. Cunningham

*(d)(6) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Ned Hood

*(d)(7) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Ioannis Lykogiannis

*(d)(8) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Gordon Mays

*(d)(9) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Timothy Mays

*(d)(10) Employment Agreement, dated as of May 2, 2000, between ADP Financial Information Services, Inc., Cunningham Graphics International, Inc., Cunningham Graphics Inc. and Robert Needle

(d)(11) First Amendment, dated as of June 1, 2000, to the Agreement and Plan of Merger, dated as of May 2, 2000, by and among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.

--------------------
* Previously filed